

Mail Stop 4561

May 1, 2007

Karol Kapinos, President
Bluesky Systems, Corp.
191 Chestnut Street
Springfield, MA 01103

> **Re: Bluesky Systems, Corp.**
> **Form 10-SB**
> **Filed April 4, 2007**
> **File No. 000-52548**

Dear Mr. Kapinos:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that in addition to having control of you, Duane Bennett and Karol Kapinos also control Axiom III and Moixa III. Both noted companies appear to have the same business plan as you and operate within the same city. Please revise the appropriate section to discuss the risk associated with their control of companies that engage in the same line of business within the same geographic area. Address how all conflicts would be settled regarding opportunities of which Mr. Bennett becomes aware. We are aware of the disclosure in risk factor 10, however, as currently written, it does not provide enough specificity.

2.	In connection with the preceding comment, please revise to discuss the business purpose of incorporating three separate <u>public</u> entities for properties that are within three miles of each other. Also, clarify if you and the other two companies share similar shareholders.

	Additionally, based on the disclosure in your MD&A and Liquidity and Capital Resources sections, it is not clear what benefit you would derive by becoming a public company and subjecting yourself to the reporting requirements of the Securities Exchange Act of 1934. Please revise to explain to investors the purpose of this filing.

3.	From filings made in 2004, we note that Duane Bennett and Karol Kapinos were also related parties to both ABC Realty and Xenicent, Inc. We further note from filed documents that both companies were conducting real estate type businesses. While under Mr. Bennett's control, both companies in August and September of 2004 issued over 90% of their outstanding shares to two Chinese companies. ABC Realty was renamed China Education Alliance and Xenicent was renamed Pingchaun Pharmaceutical (now named Shandong Zhouyuan Seed and Nursery Co.) as a result of the two share issuances. The control persons received a total of approximately $800,000 as a result of the ABC Realty and Xenicent transactions. This recent history indicates that there is a possibility that you may take a similar path. Please advise us of such possibilities.

4.	In connection with the preceding comment, please revise the appropriate section(s) to discuss the recent transactions noted in comment three. Discuss the timing and financial aspects of the deal. Also, revise to discuss the motivations behind such transactions.

Item 1. Description of Business, page 1

5.	We note the disclosure that you own 100% of the common stock in School Street 2nd Corp, which in turn owns property in central downtown Chicopee, Massachusetts. Please revise to clarify if your subsidiary owns 100% of the property.

6.	We note the disclosure in the fourth paragraph on page four that "consistent with this national overview, recent local developments have brought improvements to the local economy." Please advise of the "national overview" you are referencing to substantiate the noted disclosure.

7.	Please revise to disclose the relevance of the disclosure concerning the number of multi-family units in fiscal 1998.

Our Plan to Acquire Other Rental Properties, page 4

8.   On page three, you disclose that you plan to make "limited improvements" to property you acquire. On page four, you disclose that you plan to expand your operations through acquisition and improvement of real estate. Here, or in an appropriate location, please revise to discuss the "limited improvements" you intend to make as it would indicate the condition of the properties you would acquire.

9.   You disclose in the last paragraph on page four that you plan to acquire properties and resell such properties to fund your operations, all within the next 12 months. Please revise to clearly disclose your business plan as it relates to the purchase and sale of property.

Property Location Procedures, page 5

10.   Please revise to identify the companies or sources from which you plan to obtain reports and surveys in order to conduct your business plan.

11.   Considering the current financial condition of the company, it would appear that the cost associated with your operations is material to investors. Please revise to discuss the cost associated with obtaining the information you would need to evaluate the real estate market.

12.   Please revise this document to explain terms that may have multiple interpretations so that ordinary reasonable investors can understand your plans. For instance, you disclose that favorable data would consist of an "increase" in median income levels and industrial activity. Define your use the term "increase" so that investors can better understand your evaluation process. Does an increase need to be at a certain percentage? Also, please revise to explain what you consider "overcrowding" and "low" and "high" crime rates.

13.   You disclose in the first paragraph on page six that you will perform "detailed market and financial analysis" for all properties you will attempt to acquire. Please revise to identify the party that will conduct such analysis as you currently have no employees.

14.   Under the sub caption "purchase procedures", please revise to explain the benefit of evaluating all properties, including those not listed as for sale, instead of focusing on only properties on the market.

Our Financing Procedures, page 7

15.   Please revise to discuss any understanding you have with "local banks" to lend you money to purchase your targets and whether you have any funding sources in place.

16.   Please revise to clarify the interest rate parameters under which you would borrow. For instance, if the average rate is six percent, would you acquire a loan even if it was significantly higher?

17.   Please revise to discuss how you would finance the down payments for properties you acquire.

18.   Please revise to discuss the current credit status of the company or any guarantors as it is material to investors understanding of your ability to acquire loans.

19.   Please revise to clarify whether Mr. Bennett is guaranteeing loans for Axiom III and Moixa III.

Competitive Business Conditions, page 8

20.   It is not clear how the listed national homebuilders on page eight are your competitors. Please revise to clarify if they are the builders currently operating in your geographic target area.

Risk Factors, page 9

21.   As they are currently written, many of your risk factor subheadings disclose facts but do not highlight the harm that would occur should the noted facts materialize. Please revise to discuss the harm associated with each risk factor. For guidance on risk factor drafting, please refer to http://www.sec.gov/interps/legal/cfslb7a.htm.

Item 2. Management's Discussion and Analysis of Financial Condition, page 11

Results of Operations, page 11

22.   If you currently have consulting agreements for the services you issued shares to compensate, as disclosed on page 12, please file such agreement(s) as exhibit(s) to this registration statement.

23.   Please revise to discuss the reason(s) behind the increase in revenues between the two fiscal years disclosed.

24.   We note that some of your non-cash expenses were used towards the "identification and securing of agreements with prospective officers, directors, consultants, and employees." Please revise to discuss this aspect of your current operations. Considering the size of your business, the addition of any officer, director, consultant or employee would be material to your operations.

25.   Please revise to quantify your operating expenses other than the non-cash expenses. For instance, you disclose that you incurred repair and maintenance expenses. Those expenses should be quantified.

26.   We note your statement that you believe you can offset inflationary increases by "increasing sales." Please revise to explain the nature of the sales to which you refer.

Liquidity and Capital Resources, page 13

27.   Please revise to discuss the "business expenses paid by [your] director."

28.   We note that in 2005, $96,014 was used in investing activities, which were primarily improvements to your property. Please revise to discuss the source of those invested funds.

29.   Please revise to discuss the financing activities that yielded ($2,678) and 110,483 for the fiscal years 2006 and 2005.

30.   Please revise to disclose your cash on hand as of a more current date.

31.   Towards the bottom of page 13, we note the disclosure that "modifications to [your] business plan or additional property acquisitions may require additional capital for [you] to operate." Please revise to clarify if there are situations where the acquisition of additional properties would not require additional capital for you to operate.

32.   We note from Note H to your financial statement that you plan to file an SB-2 registration statement. Please revise to discuss your plans for raising capital.

33.   As you are not offering securities through this registration statement, please revise to explain your reference to the "offering expenses of $30,000 in connection with this offering have already been paid." Disclose the source of the $30,000.

34.   Based on your current financial condition, it would appear that additional capital is needed for most of the scenarios you propose. In the event you will continue to accumulate a deficit and are not able to raise additional proceeds,

please revise to discuss your business plan going forward. Clarify if you will cease operations if operations are no longer viable.

Item 3. Description of Property, page 14

35.   Please revise to explain what you consider "favorable terms of financing."

36.   We note the disclosure that the "company is of the opinion that the building is adequately covered by insurance." Please revise to attribute that opinion to management, if true.

37.   Please revise to discuss the lease terms of the unit that remains leased. In that regard, please revise to provide the disclosure requested by Item 102(c)(7)(v) of Regulation S-B.

38.   Please revise to provide the disclosure requested by Item 102(c)(7)(vii) of Regulation S-B or advise why such disclosure is not needed.

39.   Please revise to discuss the property management agreement with Lessard Property Management referenced on page 22 as having been assigned to you as well as the nature of the services provided by each of the five shareholders referenced on page 23 in connection with the maintenance and security for the property and the coordination of property management services and identification of rental properties.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 16

40.   Please revise to disclose the natural person that controls the voting of the shares held by A-Z Consulting, Inc.

Item 5. Directors and Executive Officers, Promoters and Control Persons, page 17

41.   Please review Item 401 of Regulation S-B and revise the biography of Karol Kapinos to discuss his business experiences within the last five years.

42.   In connection with comments one and three above, please revise to provide a full description of Mr. Bennett's transactional and business experience within the last five years.

43.   We note the disclosure under the subheading "promoters and control persons" that Duane Bennett "may be considered" a "control person." It is not clear how he would not be deemed a control person. Please revise to clearly disclose if he is a control person.

Item 7. Certain Relationships and Related Transactions, page 19

44.   Item 404(c) of Regulation S-B requires that you identify promoters and discuss all transactions involving such persons. Please review Rule 405 of Regulation C and revise to identify the promoters of the company without qualifying the disclosure. In this connection, please include the amount at which assets were acquired and the principle followed in determining such amount.

45.   On page 19, we note that there is a "proposed 504 offering in Pennsylvania." Please revise the appropriate section to elaborate on the noted proposed offering.

Part II

Item 1. Related Stockholder Matters, page 20

46.   Please revise the disclosure under the caption "share eligible for future sale" to quantify the shares that may be resold pursuant to Rule 144.

Item 4. Recent Sales of Unregistered Securities, page 22

47.   Please reconcile the disclosure that you issued 12,500,000 shares in exchange for $1,000 cash with your disclosure on page 19 that such shares were issued in exchange for 100% of the ownership of School Street 2nd Corporation.

48.   Please revise to disclose the price for the securities issued on March 20, 2005.

49.   We note that you issued shares in reliance of Section 4(2) of the Securities Act of 1933. In each instance, you describe the recipients of the shares as sophisticated. Please revise to provide the basis for the determination that such investors were sophisticated within the meaning of Section 4(2).

50.   For the securities issued on November 6, 2006, you disclose that they were for advice regarding real estate in North Carolina. Please revise your description of business disclosure to discuss your business plan as it relates to real estate in North Carolina.

51.   We note that you issued shares to several individuals for business plan advice and various analysis of the real estate market. We note that the same individuals have also provided similar services to Axiom III and Moixa III. Considering your management is privy to the information obtained by Axiom III and Moixa III, please revise to clarify if the noted individuals received payment from three companies for providing the same information three times.

Financial Statements and Notes

General

52.   Please continue to monitor the updating requirements of Item 310(g) of
        Regulation S-B.

Consolidated Statement Of Operations, page 27

53.   Tell us how you complied with paragraph 6 of SFAS 128 in determining
        whether to present earnings per share information in your financial statements.

54.   We note that for each fiscal year that you have incurred bad debt expense that
        is approximates half of your revenue. Please tell us how you considered the
        collectibility of rents receivable in determining whether to recognize rental
        income from lessees.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Wilson Lee at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3495 with any other questions.

Sincerely,

Elaine Wolff
Branch Chief

cc: Karol Kapinos
      Fax No. 413-781-1653